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Variable Annuity Contract with Flexible Purchase Payments--Monthly annuity payments starting on Annuity Date. Payment as stated upon death before Annuity Date. Purchase payments payable during lifetime(s) of annuitant(s) until Annuity Date. Cash values reflect investment results.

VIP--86 - P